                                                                   EXHIBIT 12(b)
                                                                     PAGE 1 of 2


                             UNION ELECTRIC COMPANY

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                          Year Ended December 31,
                                            ------------------------------------------------
                                                                                                12 Months
                                                                                                  Ended
                                                                                               September 30,
                                              1989      1990      1991      1992      1993        1994
                                            --------  --------  --------  --------  --------    --------
                                                       (Thousands of Dollars Except Ratios)

Net income for the period.................  $285,605  $294,219  $321,512  $302,748  $297,160   $306,915
 Add:
  Taxes based on income...................   181,793   191,532   218,954   197,009   182,716    197,442
  Fixed charges (see below)...............   177,611   188,698   168,380   136,227   130,914    140,741
                                            --------  --------  --------  --------  --------   --------

Earnings available for fixed
 charges and preferred stock
 dividend requirements of Company.........  $645,009  $674,449  $708,846  $635,984  $610,790   $645,098
                                            ========  ========  ========  ========  ========   ========

 Fixed charges:
  Interest on debt........................  $172,288  $183,215  $163,061  $125,798  $124,430   $133,859
  Amortization of premium and
   discount, less expense, on
   debt; and bond defeasance
   cost...................................     4,283     4,369     4,148     9,521     5,170      5,501
  Rentals (see note)......................     1,040     1,114     1,171       908     1,314      1,381
                                            --------  --------  --------  --------  --------   --------
   Total fixed charges....................  $177,611  $188,698  $168,380  $136,227  $130,914   $140,741

Preferred stock dividend requirements
 of Company *(Adjusted for income
 tax effect)..............................    29,994    22,901    22,213    21,852    21,537     20,605
                                            --------  --------  --------  --------  --------   --------

Total fixed charges and preferred
 stock dividend requirements..............  $207,605  $211,599  $190,593  $158,079  $152,451   $161,346
                                            ========  ========  ========  ========  ========   ========

Ratio of earnings to fixed charges
 and preferred stock dividends............      3.11      3.19      3.72      4.02      4.01       4.00
                                            ========  ========  ========  ========  ========   ========

Note:  Represents the interest factor applicable to rentals.
* See following page for supporting computation.